                             AIMCO PROPERTIES, L.P.
        HAS INCREASED ITS OFFER PRICE TO PURCHASE UP TO 168.14 UNITS OF
                 RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
                          TO $21,500 PER UNIT IN CASH

                    THIS IS THE HIGHEST PRICE BEING OFFERED

We will only accept a maximum of 168.14 units in As extended, our offer and your withdrawal rights will response to our offer. If more units are tendered to us, expire at 5:00 p.m., New York City time, on July 23, we will generally accept units on a pro rata basis 1999, unless we further extend the deadline.
according to the number of units tendered by each person.

We will pay for units tendered pursuant to the offer promptly after expiration of the offer.

Our offer price will be reduced for any distributions made by your partnership since the date of the Offer to Purchase and prior to the expiration of our offer.

As extended, our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on July 23, 1999, unless we further extend the deadline.

YOU WILL NOT PAY ANY FEES OR COMMISSIONS IF YOU TENDER YOUR UNITS.

Our offer is not subject to any minimum number of made by your partnership since the date of the Offer to units being tendered.

Our offer is not subject to any minimum number of units being tendered.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE AND ON PAGE 1 OF THE SUPPLEMENT TO THE OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $21,500 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o Your general partner and the property manager of the residential property are affiliates of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

     If you desire to accept our offer, you should complete and sign the Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                  July 9, 1999

         We are offering to purchase up to 168.14 units, representing approximately 29.59% of the outstanding units of limited partnership interest in your partnership, for the purchase price of $21,500 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from May 13, 1999 until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 1999, the Supplement, dated June 29, 1999, and in the accompanying letter of transmittal.

         If you tender your units in response to our offer you will not be obligated to pay any commissions or partnership transfer fees but will be obligated to pay any transfer taxes (see Instruction 8 to the letter of transmittal). We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer" in the Offer to Purchase.

         Our offer will expire at 5:00 P.M., New York City time, on July 23, 1999, unless extended. We will pay for units tendered pursuant to the offer within ten business day of our acceptance of such units for payment. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after July 11, 1999.

         On June 24, 1999, MP Income Fund 15, LLC; MP Income Fund 12, LLC; Accelerated High Yield Institutional Investors, Ltd.; Accelerated High Yield Institutional Fund, Ltd.; Moraga Fund 1, L.P.; and Moraga Gold, LLC (the "Purchasers") commenced a tender offer for 60 units at $18,000 per unit. Recently, the Purchasers increased their offer price from $18,000 to $21,000 per unit.

         On July 8, 1999, we raised our offer price from $19,000 to $21,500. Our higher price will be paid for all units accepted for purchase regardless of when the units are tendered, whether or not the units were tendered prior to the increase in offer price.

         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


                By Mail:                         By Overnight Courier:                        By Hand:

             P.O. Box 2065                         111 Commerce Road                      111 Commerce Road
     S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                              Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                           For information, please call:

                                             TOLL FREE: (888) 349-2005